

02006392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-27897~~ 8-49626

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CITCO-QUAKER FUND DISTRIBUTORS, INC.

CONFIDENTIAL
OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1288 Valley Forge Road, Suite 87
(No. and Street)

Valley Forge	Pennsylvania	19482
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Jones (610) 935-4511
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSEN LLP
(Name - if individual, state last, first, middle name)

1601 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, David Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITCO-QUAKER FUND DISTRIBUTORS, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President & Chief Executive Officer

Title

Sworn to and subscribed before me this 1st day of March 2002.



Notary Public

NOTARIAL SEAL
LAURA L. DeSTEFANO, Notary Public
Schuylkill Twp., Chester County
My Commission Expires December 19, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report of Independent Public Accountants on Internal Accounting Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

Citco-Quaker Fund Distributors, Inc.
(a Delaware Corporation)

Statement of financial condition
For the period from June 28, 2001 (inception)
through December 31, 2001
Together with auditors' report


ANDERSEN

Report of independent public accountants

To the Shareholder of Citco-Quaker Fund Distributors, Inc.:

We have audited the accompanying statement of financial condition of Citco-Quaker Fund Distributors, Inc. (a Delaware Corporation) as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Citco-Quaker Fund Distributors, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen LLP

Philadelphia, Pennsylvania
February 27, 2002

Citco-Quaker Fund Distributors, Inc.
(a Delaware Corporation)

Table of contents

Citco-Quaker Fund Distributors, Inc.
(a Delaware Corporation)

Statement of financial condition
As of December 31, 2001

Assets	
Cash and cash equivalents	$ 10,000
Total assets	$ 10,000
Liabilities and equity	
Equity:	
Capital stock (1,000 shares authorized, 100 shares outstanding; no par value)	$ 35,000
Accumulated deficit	(25,000)
Total equity	10,000
Total liabilities and equity	$ 10,000

The accompanying notes are an integral part of this financial statement.

Citco-Quaker Fund Distributors, Inc.
(a Delaware Corporation)

Notes to the financial statements
As of December 31, 2001

1. Organization and nature of business:

Citco-Quaker Fund Distributors, Inc. (CQFD), formerly D.A. Pope & Co., Inc., is a Delaware Corporation and a wholly owned subsidiary of Citco-Quaker Fund Services, Inc. (CQFS). On June 28, 2001, CQFS entered into an agreement with D. A. Pope & Co. to purchase all of the issued and outstanding shares of D. A. Pope & Co. for the sum of $25,000, which has been expensed as organization costs in the financial statements. Under this agreement, the articles of incorporation of D.A. Pope & Co. were amended to change the name of D.A. Pope & Co., Inc. to Citco-Quaker Fund Distributors, Inc. According to the restated certificate of incorporation, CQFD is authorized to issue 1,000 shares of common stock with no par value. 100 shares of CQFD common stock were issued to CQFS and remain outstanding as of December 31, 2001. In December 2001, CQFS contributed an additional $10,000 to CQFD in order to meet the minimum regulatory net capital requirement ($5,000), and on December 26, 2001, CQFD was granted membership to the National Association of Securities Dealers (NASD) with a15c3-3(k)(1) exemption status.

CQFD did not commence operations during 2001. Thus, the financial statement reflects the activity from the date of acquisition by CQFS. CQFD is currently dependent upon CQFS to fund future operating expenses and net capital requirements.

CQFD is a broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (NASD). In its capacity as a broker/dealer, CQFD intends to provide underwriting services, distribution of fund shares, registration and supervision of representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker duties.

2. Summary of significant accounting policies:

Management's use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Subsequent event:

In February 2002, CQFS contributed an additional $40,000 of capital to CQFD.